Vuance Ltd.
(the "Company")

Notice of Special General Meeting of Shareholders

Notice is hereby given that a Special General Meeting of Shareholders will be held at the Company's offices at 1 HaMa’alit St., Ha’sharon Industrial Park, Qadima, Israel, on December 21, 2008, at 15:00 (Israel time) (the “Meeting”). If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned and shall take place seven (7) days following the date of a notice of a reconvened meeting issued by the Company, at the same time and place, or at any other time or place as designated in such notice.

The following matters are on the agenda of the Meeting:

(1)	Issuance of options to such directors in lieu of cash payment;
(2)	Changing certain terms of options held by such directors.

How You Can Vote

Shareholders of record at the closing of business on November 19, 2008, are entitled to notice of and vote at the Meeting.

According to the Articles of Association of the Company, voting at the Meeting shall be in person or by proxy, provided, however, that the instrument appointing a proxy must be delivered to the Company not less than seventy-two (72) hours before the time scheduled for such Meeting, namely, not later than 15:00 (Israel time), on December 18, 2008.

Please refer to the Proxy Statement attached hereto to review the suggested form of the said resolutions, as well as explanations concerning the majorities required for the approval of each resolution.

By Order of the Board of Directors. ELI ROZEN Chairman of the Board of Directors

Dated: November 11, 2008